

Mail Stop 4720

September 18, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

> **Re:** **LexinFintech Holdings Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 1, 2017**
> **CIK No. 0001708259**

Dear Mr. Xiao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations governing . . . affected, page 13

1.   We note your response to comment 8 regarding your quality assurance program starting in July 2017. Please tell us how you considered the subsequent events disclosure

requirements under ASC 855-10-50 in relation to your quality assurance program for the fiscal year ended December 31, 2016 and revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Specific Factors Affecting our Results of Operations

Ability to satisfy our customers' growing financial needs, page 86

2.   We note your response to comment 16 clarifying that customers do not have a term limit and that you may adjust or revoke the credit line based on your continuing risk monitoring and assessment. Please revise to disclose that the credit line available to any given customer does not have a term limit. In addition, tell us and disclose what aspects of the credit line the Company may adjust, and whether those adjustments are unilaterally enforced by the Company or mutually agreed upon between both parties.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Interest and financial services income, page 93

3.   We note your responses to comments 19 and 21, as well as your expanded disclosure on pages 93 and 98, explaining the factors impacting change in interest rates for your on-balance sheet loans and interest rates to investors, which were both largely due to competition. Please disclose more specific information about the process, including various factors considered and approvals needed, in determining the interest rate to provide given that you state it is not based on the credit risk profile of the customer. In addition, tell us how frequently you adjust the interest rates on your products to borrowers and investors and whether there are any economic indicators that impact the interest rates.

Changes in Financial Position, page 95

4.   We note your response to comment 18 and related changes made on page 95. Please expand your disclosure to provide a more fulsome discussion and analysis of any material events and/or causes for material changes from year to year that would better facilitate an understanding of your financial condition and changes in financial condition. Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

Critical Accounting Policies

On- and off-balance sheet treatment of loans

On-balance sheet: Loans funded by individual investors on Juzi Licai and certain institutional funding partners

Revenue recognition: interest and financial services income, page 106

5.   We note your response to comment 22. In regard to your installment purchase loans, please provide us with a detailed analysis supporting your determination that you have one single unit of accounting with extended payment terms. In this regard, tell us why you do not believe credit line origination or post-origination services represent separate units of accounting.

6.   We note your response to comment 22 addressing the accounting for personal installment loans to customer making purchases on your marketplace. However, from your disclosure on page 129, we also note that personal installment loans may be used by customers just to obtain cash. For personal installment loans to customers who do not purchase products and/or services using your online marketplace, please tell us and disclose how you determined the units of accounting and how you allocated the arrangement consideration to the units.

Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks

Revenue recognition: loan facilitation and servicing fees, page 107

7.   We note your response to comment 23 identifying the potential deliverables and multiple units of accounting associated with your off-balance sheet transactions. Please revise your disclosures to include the relevant information discussed in your response.

Business

Our Loan Products

Personal installment loans, page 129

8.   We note your response to comment 25 discussing the availability of your flexible payment options. Please address the following:

    •   Tell us the frequency of these flexible repayment options occurring in your normal operations.

Jay Wenjie Xiao
LexinFintech Holdings Ltd.
September 18, 2017
Page 4

- Based on your definition of "originations" included on page 7, confirm that these flexible repayment options are included in the "originations" line item of your summary operating data on page 11. If so, revise your disclosure on page 11 to include a footnote quantifying the amount of new originations and outstanding principal for each period relating to these flexible repayment options.

- Tell us the specific criteria that you use to determine if a customer is able to participate in the flexible payment options. For example, tell us whether a customer that is currently delinquent or late on their payments is eligible to participate in the flexible payment option, and if there are any restrictions as to how frequently a customer can utilize the flexible repayment options.

- In your response, we note that the new loans are subject to higher APRs than the original loans but must not exceed the original credit line to the customer. Tell us whether any other terms of a typical rescheduled loan repayment change, including whether there is any deferment period where no payments are due under the new loan.

- You stated that you do not believe the recognition of interest and financial services income for the original loan would be impacted. Tell us the amount of interest and financial service income under these flexible payment options that you have recognized in each period presented.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Provision for credit losses, page F-18

9. We note your response to comment 36 explaining your process for assessing credit quality and your provision for credit losses based on the credit risk levels. Please revise your accounting policy disclosures on page F-18 to discuss the systematic process, including specific details around the qualitative and quantitative factors utilized, in your determination of the provision and allowance for credit losses from your response.

Customer Incentives, page F-22

10. We note your response to comment 5 discussing your policy for providing of a cash incentive to existing customers for each new customer who successfully signs up on *Fenqile* using the existing customer's referral code. Please revise your disclosures on page F-22 to disclose the terms and your accounting policy for these referral code customer incentives.

11.   We note your response to comment 39 stating that investors are not considered to be a "customer" to the Company, and thus, the incentives issued to investors are not included in the scope of ASC 605-50. Please address the following:

- Quantify the total amount of gross incentives issued to investors during each period presented.

- Provide us with a more detailed analysis explaining why you do not consider investors to be a customer of the Company. In this regard, tell us how you considered the services that you are engaged to perform on behalf of the investors (i.e., origination, post-origination, collection and payment processing services, etc.) and the economic benefits that are derived from those services.

- Tell us whether you recognize any revenues or receive fees from investors for your successful performance of the above-mentioned services. In this regard, tell us whether you would still recognize post-origination or other related revenues if you did not collect payment from the borrowers and remit those payments to investors.

Part II

Exhibit 10.22

12.   It appears that you have omitted certain information from Exhibit 10.22 and replaced the information with brackets. We also note that certain information in Exhibit 10.22 is bracketed, implying that this exhibit does not disclose the actual terms imposed under the contract. For example only, refer to Section IV of the contract. Please refile the contract with all omitted information included and bracketed numbers finalized or advise. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.